SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                   (AMENDMENT NO.          )*


                                ECB BANCORP, INC.

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                                (Name of Issuer)


                          COMMON STOCK, $3.50 PAR VALUE
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                         (Title of class of securities)


                                   268253 10 1
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                                 (CUSIP number)



                                  William R. Lathan, Jr.
                                  Ward and Smith, P.A.
                                  1001 College Court
                                  New Bern, North Carolina  28562
                                  (252) 633-1000; Fax (252) 636-2121
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             (Name, address and telephone number of person authorized to receive notices and communications)

                                               August 5, 1998
                    ------------------------------------------------

                 (Date of event which requires filing of this statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    SEC 1746(12-91)





                                     SCHEDULE 13D

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                                                   Page    2
        CUSIP  NO.   268253 10 1                   OF   5              PAGES
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              NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          1   C. Gilbert Gibbs
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              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (SEE INSTRUCTIONS)     (A) |_|
          2   (B) |_|
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          3   SEC USE ONLY
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          4   SOURCE OF FUNDS (SEE INSTRUCTIONS) PF

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          5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)      |_|
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          6   CITIZENSHIP OR PLACE OF ORGANIZATION United States
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                           7    SOLE VOTING POWER 405,831
                         -------------------------------------------------------
       NUMBER OF
       SHARES              8    SHARED VOTING POWER 74,835
       BENEFICIALLY      -------------------------------------------------------
       OWNED BY
       EACH                9    SOLE DISPOSITIVE POWER 405,831
       REPORTING         -------------------------------------------------------
       PERSON
       WITH               10    SHARED DISPOSITIVE POWER 74,835

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         11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     480,666
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         12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (SEE INSTRUCTIONS)     |_|
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         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.00%

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         14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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                                     2 of 5




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ITEM 1. SECURITY AND ISSUER.

      This Statement relates to the Common Stock, $3.50 par value per share (the "Common Stock") of ECB Bancorp, Inc. (the "Issuer"), whose principal executive offices are located on Highway 264 in Engelhard, North Carolina 27824.

ITEM 2. IDENTITY AND BACKGROUND.

(A)   The reporting person's name is C. Gilbert Gibbs.

(B) The reporting person's business address is P.O. Box 39, Engelhard, North Carolina 27824.

(C) The reporting person's present principal occupation is as the owner of C. Gilbert Gibbs Hardware Store (retail hardware store) and Darkwood Farms (farming operations), and his business address in connection with those occupations is Post Office Box 39, Engelhard, North Carolina 27824.

(D) During the last five years, Mr.Gibbs has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

(E) During the last five years, Mr. Gibbs has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(F)   Mr. Gibbs is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      All shares of Common Stock beneficially owned by the reporting person were received in exchange for a like number of shares of the common stock of The East Carolina Bank (the "Bank") upon its acquisition by the Issuer in connection with a reorganization of the Bank's corporate structure. The Issuer was formed by and at the direction of the Bank's board of Directors to serve as the Bank's bank holding company. Upon consummation of the reorganization on July 22, 1998, each of the Bank's outstanding shares were converted into one share of the Issuer's Common Stock.

ITEM 4. PURPOSE OF TRANSACTION.

      The shares of Common Stock beneficially by the reporting person were received in exchange for previously held shares of the Bank's common stock which were held by the reporting person for investment purposes.

      The reporting person may consider purchasing additional shares of the Issuer in the future on the open market, in public offerings by the Issuer, or in privately negotiated transactions. Whether the reporting person purchases any such additional shares, and the amount and timing of any such purchases, will depend on his continuing assessment of pertinent factors, including without limitation the availability of shares for purchase at particular price levels, the Issuer's business and prospects, other business and investment opportunities available to the reporting person, economic


                                   Page 4 of 5

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conditions, and stock market and money market conditions. Depending upon his assessment of these factors from time to time, the reporting person may change his present intentions as stated above, including a possible determination to dispose of some or all of the shares he holds.

      The reporting person is a director of the Issuer and, therefore, participates in the formulation of policy and corporate decisions with respect to the Issuer. As such, he would participate in any corporate decisions of a nature described in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, he has no current separate plans which would result in any of the consequences listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(A)-(B) Mr. Gibbs beneficially owns an aggregate of 480,666 shares of Common Stock, constituting 27.00% of the total number of outstanding shares of Common Stock of the Issuer (based on 1,780,254 shares outstanding).

      As of the date hereof, the shares listed above as beneficially owned by the reporting person include 405,831 shares (22.80%) held directly by him, 738 shares (0.04%) held by him as custodian for his daughter, 73,269 shares (4.12%) held directly by his spouse, and 828 shares (0.05%) held directly by his spouse and step-son.

      The reporting person exercises sole voting and dispositive power as to 405,831 shares, and he may be deemed to exercise shared voting and dispositive power over the 74,835 shares held by his spouse and children, as to which shares he disclaims beneficial ownership.

(C) No transactions have been made by the reporting person in the Common Stock during the previous sixty (60) days (other than the reporting person's receipt of the shares he beneficially owns in exchange for his shares of the Bank's common stock as described)..

(D) With the exception of the persons and entities who are the holders of record of the shares of Common Stock deemed to be beneficially owned by the reporting person, no other person or entity is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(E)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO SECURITIES OF THE ISSUER.

      Except as described herein, there are no contracts, agreements, arrangements, or relationships (legal or otherwise) between the reporting person and any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      None.
                                 SIGNATURE


                                Page 5 of 5


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      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



               July 29, 1998             /s/     C. Gilbert Gibbs
----------------------------             -------------------------
                                                 C. Gilbert Gibbs





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